

Mail Stop 4561

December 15, 2008

By Facsimile   (787)767-7913

Mr. Carlos M. Garcia
Interim President and Chief Executive Officer
Santander Bancorp
207 Ponce de Leon Avenue
Hato Rey, Puerto Rico 00917

Re: **Santander Bancorp**
Draft Amendment to Form 10-K for the fiscal year ended December 31, 2007
and Form 10-Q for the period ended September 30, 2008
File No. 001-15849

Dear Mr. Garcia:

We have reviewed your draft amendment and your Form and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2008

Management's Discussion and Analysis – Use of Non-GAAP Financial Measures, page 46

1. We note your presentation of the non-GAAP financial measure "Net Earnings (Loss)." Please address the following:

   a. We note you have excluded certain non-recurring items in your calculation of "Net Earnings (Loss)." Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please tell us how you evaluated the nature of these items with respect to the guidance in Item 10(e) of Regulation S-K. Refer also to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

   b. For each of the adjustments, clearly identify how you determined they were in fact non-recurring in nature. For instance, the adjustment for changes in Santander Group's sponsorship of certain compensation expenses appears to be recurring in nature. Further, the line items for "Gain realized on settlement by counterparty of investment securities pledged under agreement to repurchase, net of tax" and "Provision for claim receivable, net of tax" both appear to represent gains and losses on investment securities which would not be appropriately characterized as non-recurring.

   c. Please tell us how you determined that your non-GAAP presentation of "EPS", "ROA", "ROE" and "Efficiency Ratio" is not prohibited by Regulation 10(e). Specifically tell us how you consider the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in making your determination. Tell us and expand your disclosures to explain how these measures are used by management and in what way they provide meaningful information to investors in spite of the fact that the adjustments ultimately do accrue to shareholders.

2. If you are able to support that your non-GAAP measures are not prohibited, please revise your future filings to include the following:

   a. Present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

    b. Present a reconciliation of the differences between the non-GAAP financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

3. In addition, referring to Item 10(e)(1)(i)(D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, please revise future filings to include:

    a. The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

    b. The economic substance behind management's decision to use such a measure;

    c. The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

    d. The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

    e. The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

* * * * * * * * * * * *

As appropriate, please amend your Form 10Q in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a

Mr. Carlos M. Garcia
Santander Bancorp
December 15, 2008
Page 4

statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt

Michael Clampitt
Senior Attorney